December 21, 2018

Nicholas DeVito
Chief Executive Officer
Marizyme, Inc.
2295 Towne Lake Parkway
Suite 116-290
Woodstock, GA 30189

       Re: Marizyme, Inc.
           Registration Statement on Form 10-12G
           Response Dated December 11, 2018
           File No. 000-53223

Dear Mr. DeVito:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Response Dated December 11, 2018

Form 10-Q for the Quarterly Period Ended September 30, 2018
Statements of Operations, page 5

1.    We refer to your response to comment three.
        It is not clear why you cannot clearly distinguish operations and cash flows if all the amounts presented in the financial statements relate to your investment in GROUP,
        i.e., that is all the company held. Please advise. Clarify if you retained any software businesses after the spin-off.
        Also, explain to us why you were not accounting for your 23.9% investment in
        GROUP under the equity method and tell us how you were accounting for your 23.9%
        interest and the basis for your accounting.
        Tell us what entity the revenues reported in 2018 relate to or confirm that the revenues
 Nicholas DeVito
Marizyme, Inc.
December 21, 2018
Page 2
           relate to GROUP.
           Explain why you do not believe your 23.9% interest in GROUP is a business.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Operating Expenses, page 36

2. Refer to your response to comment one. Please confirm that in future filings you will describe the changes in both the Operating Expenses line item and the General Expenses line item separately.
Note 8. Assets and Liabilities Held for Sale, page F-12

3. Please refer to your response to comment two. Please explain why you used 2,945,691 shares for the fair value at March 31, 2018 when the disclosure on page 7 states the
       Company's interest was 1,198,324 shares.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Vanessa Robertson at (202) 551-3649 or Lisa Vanjoske at
(202) 551-
3614 if you have questions regarding comments on the financial statements and related matters.
Please contact Tonya K. Aldave at (202) 551-3601 or J. Nolan McWilliams at
(202) 551-
3217 with any other questions.



                                                          Sincerely,
FirstName LastNameNicholas DeVito
                                                          Division of
Corporation Finance
Comapany NameMarizyme, Inc.
                                                          Office of Healthcare
& Insurance
December 21, 2018 Page 2
cc:       Paul C. Levites, Esq.
FirstName LastName